UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 5

          ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f)of the Investment Company Act of 1940

1. Name and Address       2. Issuer Name and Ticker      6. Relationship of Reporting
Of Reporting Person                                       Person to Issuer

  (Last, First, Middle)           SHELLS SEAFOOD                x_Director
                                 RESTAURANTS, INC.              __Officer
   Mandell, Richard A.            ("SHLL.OB")                   __10% owner
   666 Greenwich Street                                         __Other
   Apt. 434                                                     _______________
   New York, NY  10014                                           Title

                          3. IRS ID Number    4. Statement       7. Individual or Joint
                            Of Reporting      for Month/Year       Group Reporting
                            Person, if and
                            entity (voluntary)DECEMBER 2001        _x_Form Filed by
                                                                     One Reporting Person
                               NA             5. If Amendment,      __Form Filed by more
                                               Date of Original     than one Reporting
                                               (Month, Year)        Person
                                                       N/A

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Trans-  3. Trans-  4. Securities      5. Amount of  6. Owner-  7. Nature of
                         action     action     Acquired (A) or    Securities    ship       Indirect
                         Date       Code       Disposed of (D)    Beneficially  Form:      Beneficial
                         (Month/    (Instr.   (Instr. 3,4 and 5)  Owned at the  Direct     Ownership
                          Day/       8)                           end of        (D) or     (Instr. 4)
                          Year)                                   Issuer's      Indirect
                                               Amount (D) Price   Fiscal Year   (I)


    None





Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, call, warrants, options, convertible securities)
1.Title of   2.Conver-   3.Trans- 4.Trans- 5.Number   6.Date Exercisable 7.Title and 8.Price of  9.Number of 10.Ownership 11.Nature
  Derivative   sion or     action   action   of         and Expiration     Amount of   Derivative  Derivative    of       of Indir-
  Security     Exercise    Date     Code     Derivative Date               Underlying  Security    Securities  Derivative ect Bene-
  (Instr. 3)   Price of    (Month/  (Instr.  Securities (Month/Day/Year)   Securities  (Instr. 5)  Beneficially Security:  ficial
               Derivative   Day/     8)      Acquired                      (Instr. 3               Owned at     Direct(D)  Owner-
               Security     Year)            (A) or                        and 4)                  End of       or Indir-   ship
                                             Disposed                                                Year       ect(I)
                                              Of (D)
                                                                                 Amount
                                                                                 Or
                                                                                 Number
                                                        Date   Expiration        #Of
                                             (A)  (D)   Exercisable  Date  Title Shares
   Option to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $5.75                                  (1)   11/03/08  value   5,000      -                    D

   Option to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $4.09                                  (1)    4/28/09  value   2,000      -                    D

   Option to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $2.00                                  (2)   2/07/10   value  20,000      -                    D

   Option to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $2.25                                  (3)   5/17/10   value   4,000      -                    D

   Option to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $0.45  4/18/01     A       5,000       (4)   4/18/11   value   5,000      -                    D

   Option to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $0.24   10/23/01    A      4,000       (5)  10/23/11   value   4,000      -     40,000         D


Explanation of Responses:
(1) These options are presently exercisable.
(2) These options are presently exercisable as to 16,000 shares and will become exercisable as to 8,000 shares on February 7, 2003.
(3) These options are presently exercisable as to 2,000 shares and will become exercisable as to 2,000 shares on May 17, 2002.
(4) These options are exercisable as to 1,667 shares on each of April 18, 2002 and April 18, 2003 and 1,666 shares on
    April 18, 2004.
(5) These options are exercisable as to 2,000 shares on each of October 23, 2002 and October 23, 2003.


/s/  Richard A. Mandell
------------------------------------
Signature of Reporting Person    2/15/02